

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05004977

February 15, 2005

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/15/2005

Jeffrey A. Proulx
Senior Counsel
Target Corporation
Law Department
1000 Nicollet Mall
Minneapolis, MN 55403

Re: Target Corporation

Dear Mr. Proulx:

This is in regard to your letter dated February 14, 2005 concerning the shareholder proposal submitted by Trinity Health; the Milwaukee Province of the School Sisters of Notre Dame; the Benedictine Sisters of Mt. Angel; the Congregation of the Sisters of Saint Joseph, Philadelphia; and the Benedictine Sisters of the Monastery of St. Gertrude for inclusion in Target's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Target therefore withdraws its request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462

PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

27419

TARGET CORPORATION



Writers Direct Dial
612/696-6438

LAW DEPARTMENT

Jeffrey A. Proulx
Senior Counsel

January 20, 2003

Via Airborne

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

RE: *Shareholder Proposal Submitted by Trinity Health, School Sisters of Notre Dame, Benedictine Sisters of Mount Angel, Oregon, Sisters of Saint Joseph, Philadelphia and Idaho Corporation of Benedictine Sisters (each, individually, a "Proponent" and collectively, the "Proponents')*

Ladies and Gentlemen:

I am writing on behalf of Target Corporation ("we" or "the Company") pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by each of the Proponents may be properly omitted from the proxy statement and form of proxy (the "Proxy Materials) to be distributed by the Company in connection with its 2005 annual meeting of shareholders. Each Proponent has submitted an identical Proposal, and the Company is seeking relief applicable to all five Proponents.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and each Proponent's letter transmitting the Proposal. A copy of this letter is also being sent to each Proponent as notice of our intent to omit the Proposal from our Proxy Materials.

I. The Proposal.

The resolution portion of the Proposal reads as follows: "RESOLVED: Shareholders request that, in view of the New York City Council report, the Board of Directors report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens."

A copy of the full Proposal is attached hereto as Exhibit A.

Target · Marshall Field's · Mervyn's · target.direct
Target Financial Services · Target Brands · AMC · DCI
1000 Nicollet Mall, Minneapolis, Minnesota 55403

II. Summary

We believe that the Proposal may be properly omitted from our Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

III. Reasons for Omission

The Proposal requests that the Board of Directors report on the implementation of the Company's policies regarding the sale of Mature-rated ("M-rated") video games to children and teens. Upon receipt of the Proposal, we undertook an internal review of our practices with respect the sale of M-rated video games. We investigated the concerns raised within the Proposal, including those highlighted in the New York City Council Report. We conducted an evaluation of the steps being taken by the Company to address those concerns. At the conclusion of this process, we also contacted the lead representative designated by each of the Proponents to better understand the concerns of the Proponents.

As a follow-up to this process, our Board of Directors took the exact action requested by the Proposal at its January 12, 2004 meeting. At that meeting, the Board approved a report concerning the implementation of the Company's policies regarding the sale of M-rated video games (the "Report"). The Report includes an overview of the Company's policies with respect to the sale of M-Rated video games and describes the Company's rationale in adopting such policies. It describes how the Company regulates the sale of M-rated video games and includes an overview of the Company's training, educational initiatives and procedural efforts designed to promote compliance with its policies. It also includes a discussion of the results of the implementation of the Company's policies. The Report, a copy of which is attached hereto as Exhibit B, has been provided to each of the proponents. We also intend to make it available to shareholders through the Company's website, www.target.com, or other means.

The Company respectfully asserts that in view of the foregoing, the Proposal has been substantially implemented pursuant to Rule 14a-8(i)(10) and may be properly omitted from the Proxy Materials.

IV. Supporting Precedent.

In similar contexts, the Staff has consistently allowed the exclusion of proposals. In such circumstances, asking shareholders to approve a proposal wastes corporate assets and serves no legitimate purpose. Several recent no-action decisions have affirmed this approach in the context of requests for preparation of reports. For example, in ExxonMobil Corp. (March 18, 2004), the Staff determined that ExxonMobil could omit a proposal requesting "a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions." Because ExxonMobil was in the process of preparing a report which squarely addressed the topics covered in the proposal, the Staff determined that the proposal was excludable under Rule 14a-8(i)(10).

Similarly, in Xcel Energy Inc. (February 17, 2004), the Staff allowed the omission of a nearly identical proposal requesting a report on carbon dioxide and other greenhouse emissions. Because Xcel had already prepared and made available on its website a report covering the issues referenced in the proposal, the Staff agreed that the proposal had been substantially implemented for purposes of Rule 14a-8(i)(10) and allowed its omission.

Additionally, in Kmart Corp. (February 23, 2000), the Staff determined that Kmart could omit a proposal requesting the Board to prepare a report on its vendor standards and compliance mechanisms for its foreign vendors, subcontractors and buying agents. Where Kmart had already prepared a report addressing the subject of the proposal and publicly indicated that such report was available to shareholder upon request, the Staff determined that the proposal had been substantially implemented, and thus could be omitted pursuant to Rule 14a-8(i)(10).

In each of these cases, the SEC determined that the company could omit the proposal in question because the company had either substantially or fully implemented the proposal. Similarly, because the Company has fully implemented the Proposal, the Staff should permit the Company to omit the proposal pursuant to Rule 14a-8(i)(10).

The Company

V. Conclusion

In light of the above, the Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(a(i)(10) because it has been substantially implemented. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Very truly yours,



Jeffrey A. Proulx
Senior Counsel

cc: Catherine Rowan, Trinity Health
Sister Patricia Kelley, SSJ, Sisters of Saint Joseph, Philadelphia
Mary Geis, OSB, Idaho Corporation of Benedictine Sisters
Marietta Schindler, OSB, Benedictine Sisters of Mount Angel, Oregon
Timothy P. Dewane, School Sisters of Notre Dame

REPORT ON IMPLEMENTATION OF RETAIL POLICIES

WHEREAS:

A statement to Congress by the American Medical Association, the American Academy of Pediatrics, and other organizations expressed the consensus of the public health community with respect to the impact of entertainment violence on children: "Children exposed to violent programming at a young age have a higher tendency for violent and aggressive behavior later in life than children who are not so exposed." *(Joint Statement on the Impact of Entertainment Violence on Children, Congressional Public Health Summit, July 2000);*

"The overwhelming trend in the research to date indicates that there are three major effects of exposure to violence in media: increased aggression and violent behavior; the 'mean world' syndrome, the concept that media inflates the prevalence of violence in the world and makes kids afraid; and desensitization towards violence." *(Dr. Michael Rich, American Academy of Pediatrics, presentation at Federal Trade Commission workshop on Marketing Violent Entertainment to Children, October 2003);*

"Video games, by virtue of being immersive, interactive, and enhanced with sensorimotor activity...may have an even more powerful influence on violent attitudes and behaviors." *(Dr. Rich, American Academy of Pediatrics, testimony to Chicago City Council, October 30, 2000);*

A study of over 600 adolescents found that adolescents who exposed themselves to greater amounts of video game violence were more hostile, were more likely to be involved in physical fights and performed more poorly in school. *(Gentile et.al., Journal of Adolescence, 27 (2004);*

The Entertainment Software Rating Board has developed a rating system for computer games that includes a rating symbol that indicates age-appropriateness (e.g., "AO" for adults only, "M" or "Mature" for 17 and older, "T" or "Teen" for 13 and older), and content descriptors that describe elements in a game's content that influenced its rating;

A Federal Trade Commission "Mystery Shopper" survey found that 69% of unaccompanied minors were able to purchase Mature-rated video games in stores. *(Federal Trade Commission, October 2003)*

A New York City Council Investigation Division report found that "minors were able to purchase Mature-rated video games at 34 of the 35 stores visited... A young person can walk into almost any store selling video games in New York City and purchase games that encourage and reward them for performing acts of violence and brutality that include beating women, shooting cops and committing racially motivated acts of violence." The report concluded: "retailers must make a real commitment to keeping video games with graphic violence or strong sexual content out of the hands of children. *(Parents Beware: Retail stores ignore video game ratings, New York City Council Committee on Oversight and Investigations, December 2003);*

RESOLVED: Shareholders request that, in view of the New York City Council report, the Board of Directors report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens.


EXHIBIT
A

Report Concerning the Implementation of the Corporation's Policies Regarding the Sale of Mature-Rated ("M-Rated") Video Games

Overview

The Corporation's policies are intended to allow our guests to make informed decisions about video game products they purchase from us and, in the case of M-Rated video games containing graphic violence and/or strong sexual content, we will take reasonable measures to ensure that such games are not purchased by those under the age of 17.

Policy Implementation

Requests for Identification

- The Corporation's policy is to request identification when selling M-rated games. When such an item is scanned, the register prompts team members to request identification from the guest and to enter a guest's date of birth. If the age of the guest clearly is over 40, a team member may bypass the prompt.

Team Member Training

- All cashiers and all back-up cashiers are to receive "Cashier Rapid Training Series" educational materials describing the identification process for M-Rated video games and other age-restricted items.

- Electronics Department team members are required to complete "Video Game Product Knowledge" training to enhance awareness of the Entertainment Safety Ratings Board (ESRB) rating system (described below) and the types of games available for each gaming platform based upon their age-appropriateness.

- Store management shall complete a "Hardlines Sales Floor Checklist" periodically. This checklist is designed to ensure that "Know Your Ratings" brochures and shelf strip signs are present.

ESRB Ratings Awareness

- A periodic explanation of the ESRB rating system and its content standards is included in promotional videos which are viewable in all stores.

- "Know Your Ratings" brochures are to be made available to guests near the video game display case.

- Stores are to display shelf strips that describe the ESRB rating system. Store display standards call for an ESRB strip sign to be present on one shelf within each four foot section of the video game display case.

- In weekly advertising circulars, M-rated game labels are to be oversized and distinguished by a red bar on the left side of their icon. The M-rated labels are to be at least twice the size of a 'T' or 'E' rating label on those respective icons.

- Additional ESRB educational information is to be included periodically in circulars which encourage guests to "know their ratings."

- We will continue to encourage the ESRB to provide more publicly available information relating to its ratings criteria.

Results of Implementation

- The Corporation's policies, along with other publicly available resources regarding the sale of M-Rated video games, improve our guests' abilities to make better informed purchase decisions.

- Although our policies are intended to prevent the sale of M-Rated video games to children under the age of 17, investigations such as those recently conducted by the New York City Council indicate that they are not always effective.


EXHIBIT
B

- The Corporation will continue to monitor issues related to the sale of video games and will make policy and implementation changes as appropriate.

Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

Return receipt requested

November 23, 2004

Mr. Robert J. Ulrich
Chief Executive Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403-2367

Tim Baer

RE: Resolution for 2005 Annual Shareholder Meeting

Dear Mr. Ulrich,

As a socially responsible faith-based investor, the Congregation of the Sisters of Saint Joseph, Philadelphia, is concerned about studies that find playing violent video games leads to increased aggressive thoughts, feelings and actions. We are particularly concerned about the impact of these types of games on children. Violence, as you are aware, is a serious risk for children and adolescents. Therefore, we join Trinity Health in co-filing the *Report on Implementation of Retail Policies* resolution. Catherine Rowan is their representative and primary contact for the resolution.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a - 8 of the general rules and regulations of the Security and Exchange Act of 1934.

The Sisters of St. Joseph are beneficial owners of 10,000 shares of Target Corporation stock, which we have held for more than a year. Verification of our holdings is enclosed. We will continue to hold these shares at least through the company's annual meeting.

Thank you.

Sincerely,

Sister Patricia Kelly

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia

Enclosures

cc: Catherine Rowan, Trinity Health
Gary Brouse, Interfaith Center on Corporate Responsibility

REPORT ON IMPLEMENTATION OF RETAIL POLICIES

WHEREAS:

A statement to Congress by the American Medical Association, the American Academy of Pediatrics, and other organizations expressed the consensus of the public health community with respect to the impact of entertainment violence on children: "Children exposed to violent programming at a young age have a higher tendency for violent and aggressive behavior later in life than children who are not so exposed." *(Joint Statement on the Impact of Entertainment Violence on Children, Congressional Public Health Summit, July 2000);*

"The overwhelming trend in the research to date indicates that there are three major effects of exposure to violence in media: increased aggression and violent behavior; the 'mean world' syndrome, the concept that media inflates the prevalence of violence in the world and makes kids afraid; and desensitization towards violence." *(Dr. Michael Rich, American Academy of Pediatrics, presentation at Federal Trade Commission workshop on Marketing Violent Entertainment to Children, October 2003);*

"Video games, by virtue of being immersive, interactive, and enhanced with sensorimotor activity...may have an even more powerful influence on violent attitudes and behaviors." *(Dr. Rich, American Academy of Pediatrics, testimony to Chicago City Council, October 30, 2000);*

A study of over 600 adolescents found that adolescents who exposed themselves to greater amounts of video game violence were more hostile, were more likely to be involved in physical fights and performed more poorly in school. *(Gentile et.al., Journal of Adolescence, 27 (2004);*

The Entertainment Software Rating Board has developed a rating system for computer games that includes a rating symbol that indicates age-appropriateness (e.g., "AO" for adults only, "M" or "Mature" for 17 and older, "T" or "Teen" for 13 and older), and content descriptors that describe elements in a game's content that influenced its rating;

A Federal Trade Commission "Mystery Shopper" survey found that 69% of unaccompanied minors were able to purchase Mature-rated video games in stores. *(Federal Trade Commission, October 2003)*

A New York City Council Investigation Division report found that "minors were able to purchase Mature-rated video games at 34 of the 35 stores visited... A young person can walk into almost any store selling video games in New York City and purchase games that encourage and reward them for performing acts of violence and brutality that include beating women, shooting cops and committing racially motivated acts of violence." The report concluded: "retailers must make a real commitment to keeping video games with graphic violence or strong sexual content out of the hands of children. *(Parents Beware: Retail stores ignore video game ratings, New York City Council Committee on Oversight and Investigations, December 2003);*

RESOLVED: Shareholders request that, in view of the New York City Council report, the Board of Directors report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens.

Morgan Keegan & Company, Inc.
One Buckhead Plaza/Suite 1600
3060 Peachtree Road, N.W.
Atlanta, Georgia 30305
404/240-6700
WATS 800/669-3469
Members New York Stock Exchange, Inc.

November 29, 2004

Sister Barbara Ann Winnals, SSJ
Mount St. Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118-2693

RE: Target Corp.

Dear Sister Barbara,

This is to certify that the Sisters of St. Joseph own 10,000 shares of Target Corp. purchased as follows and the shares are held in the referenced account(s) at Morgan Keegan & Co., Inc.:

Fournier Retirement Account Inc. (Rittenhouse), Account #01452176

Shares	Purchase Date
2500	10/16/02
7500	05/28/03

If any further information is required please do not hesitate to contact me at 866-891-6496.

Sincerely,



Carolyn LaRocco, CFP, CIMA
Senior Vice President

Enclosure: Portfolio Appraisal

Cc: Kathleen Coll, ssj
Sisters of Saint Joseph, Philadelphia



Catherine Rowan
Corporate Responsibility Consultant

November 23, 2004

Mr. Robert J. Ulrich
Chief Executive Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403-2367

Dear Mr. Ulrich,

Trinity Health, with an investment position of 19,600 shares of common stock in Target Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Target is enclosed. Trinity Health has held stock in Target continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

As a socially responsible investor and as a health care institution, we are concerned about studies that find that playing violent video games leads to increased aggressive thoughts, feelings and actions. We are particularly concerned about the impact of these types of games on children. As you are aware, violence is a serious health risk for children and adolescents.

While our company states that it has taken actions to prevent children and adolescents from purchasing inappropriate, Mature-rated video games, we believe there needs to be much greater transparency and disclosure as to how its policies related to this concern are implemented. We believe it is important to Target's reputation that it can show that it is marketing and selling products in a responsible manner.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The undersigned representative of Trinity Health has been designated the lead filer and primary contact on this matter. Please address any correspondence on this issue to me.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

We look forward to discussing the issues addressed by this proposal at your earliest convenience.

Sincerely,



Catherine Rowan, representing Trinity Health
Corporate Responsibility Consultant

enc.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000



Northern Trust

11/19/2004

To Whom It May Concern:

Please accept this letter as authentication that Northern Trust, as Trustee/Custodian, currently holds for the beneficial interest of Trinity Health 19,600 shares of Target Corp Com Common Stock as of 10/31/2004.

Further, please note that Northern Trust has continuously held, on behalf of Trinity Health, an ownership interest in Target Corp Com continuously over the past twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

Brian M. Campo
Vice President
The Northern Trust Company

REPORT ON IMPLEMENTATION OF RETAIL POLICIES

WHEREAS:

A statement to Congress by the American Medical Association, the American Academy of Pediatrics, and other organizations expressed the consensus of the public health community with respect to the impact of entertainment violence on children: "Children exposed to violent programming at a young age have a higher tendency for violent and aggressive behavior later in life than children who are not so exposed." *(Joint Statement on the Impact of Entertainment Violence on Children, Congressional Public Health Summit, July 2000);*

"The overwhelming trend in the research to date indicates that there are three major effects of exposure to violence in media: increased aggression and violent behavior; the 'mean world' syndrome, the concept that media inflates the prevalence of violence in the world and makes kids afraid; and desensitization towards violence." *(Dr. Michael Rich, American Academy of Pediatrics, presentation at Federal Trade Commission workshop on Marketing Violent Entertainment to Children, October 2003);*

"Video games, by virtue of being immersive, interactive, and enhanced with sensorimotor activity...may have an even more powerful influence on violent attitudes and behaviors." *(Dr. Rich, American Academy of Pediatrics, testimony to Chicago City Council, October 30, 2000);*

A study of over 600 adolescents found that adolescents who exposed themselves to greater amounts of video game violence were more hostile, were more likely to be involved in physical fights and performed more poorly in school. *(Gentile et.al., Journal of Adolescence, 27 (2004);*

The Entertainment Software Rating Board has developed a rating system for computer games that includes a rating symbol that indicates age-appropriateness (e.g., "AO" for adults only, "M" or "Mature" for 17 and older, "T" or "Teen" for 13 and older), and content descriptors that describe elements in a game's content that influenced its rating;

A Federal Trade Commission "Mystery Shopper" survey found that 69% of unaccompanied minors were able to purchase Mature-rated video games in stores. *(Federal Trade Commission, October 2003)*

A New York City Council Investigation Division report found that "minors were able to purchase Mature-rated video games at 34 of the 35 stores visited... A young person can walk into almost any store selling video games in New York City and purchase games that encourage and reward them for performing acts of violence and brutality that include beating women, shooting cops and committing racially motivated acts of violence." The report concluded: "retailers must make a real commitment to keeping video games with graphic violence or strong sexual content out of the hands of children. *(Parents Beware: Retail stores ignore video game ratings, New York City Council Committee on Oversight and Investigations, December 2003);*

RESOLVED: Shareholders request that, in view of the New York City Council report, the Board of Directors report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens.



Monastery of St. Gertrude

Idaho Corporation of Benedictine Sisters

December 3, 2004

Tim Baer

Mr. Robert J. Ulrich, CEO
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403-2367

Dear Mr. Ulrich,

The Benedictine Sisters of the Monastery of St. Gertrude are concerned about studies that find that playing violent video games leads to increased aggressive thoughts, feelings and actions. We are particularly concerned about the impact of these types of games on children. As you are aware, violence is a serious health risk for children and adolescents.

While Target states that it has taken actions to prevent children and adolescents from purchasing inappropriate, Mature-rated video games, we believe there needs to be much greater transparency and disclosure as to how its policies related to this concern are implemented. We believe it is important to our company's reputation that it can show that it is marketing and selling products in a responsible manner.

I am hereby authorized to notify you of our intention to submit the enclosed shareholder proposal, Report on Implementation of Retail Policies, in coordination with Trinity Health who shall serve as the primary contact for the shareholder group. I submit it for inclusion in the proxy statement for consideration and action by the 2005 annual meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution.

The Benedictine Sisters of the Monastery of St. Gertrude is the beneficial owner of **690** shares of Target stock. A letter verifying our ownership is enclosed. We have held the stock for over one year and plan to continue our holding through the 2005 annual meeting.

For matters relating to this resolution, please contact Catherine Rowan, 718.822.0820, the representative of the primary filer.

We look forward to discussing the issues addressed by this proposal at your earliest convenience.

Sincerely,

Mary Geis, OSB

Mary Geis, OSB
Treasurer

Encl. Verification of Ownership
Resolution

Mailing Address: HC 3 Box 121, Cottonwood, Idaho 83522—9408
Shipping Address: Keuterville Road, Cottonwood, Idaho 83522
Telephone: (208) 962-3224
FAX Line: (208) 962-7212



J.A. GLYNN
TRUSTED SINCE 1945
JAG ADVISORS

Securities Dealer
Registered Investment Advisor

J.A. Glynn & Co.
Member NASD/SIPC

November 5, 2004

To Whom It May Concern:

Please accept this letter as documentation of the fact that the Idaho Corporation of Benedictine Sisters, a not-for-profit corporation in Cottonwood, Idaho, owns a total of 690 shares of Target common stock. These shares have been owned for more than one year. The Idaho Corporation of Benedictine Sisters will continue to hold this investment for a period of time, at least through the date of the next annual shareholders' meeting.

J.A. Glynn & Co. has the above 690 shares on deposit with the Depository Trust Company in the Nominee Name of Cede & Co. for the benefit of the Idaho Corporation of Benedictine Sisters.

Sincerely,

Michael P. Walsh

Michael P. Walsh
Vice President

cc: Sister Mary Geis
Idaho Corporation of Benedictine Sisters

9341 Clayton Road
St. Louis, MO 63124
314-997-1277
800-966-1596
fax 314-997-7307



Benedictine Sisters

Queen of Angels Monastery
Est. 1882

840 South Main Street
Mt. Angel, Oregon 97362-9527
Phone (503) 845-6141
FAX (503) 845-6585

December 1, 2004

Mr. Robert J. Ulrich, CEO
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403-2367

Dear Mr. Ulrich,

The Benedictine Sisters of Mt. Angel are concerned about studies that find that playing violent video games leads to increased aggressive thoughts, feelings and actions. We are particularly concerned about the impact of these types of games on children. As you are aware, violence is a serious health risk for children and adolescents.

While Target states that it has taken actions to prevent children and adolescents from purchasing inappropriate, Mature-rated video games, we believe there needs to be much greater transparency and disclosure as to how its policies related to this concern are implemented. We believe it is important to our company's reputation that it can show that it is marketing and selling products in a responsible manner.

I am hereby authorized to notify you of our intention to submit the enclosed shareholder proposal, Report on Implementation of Retail Policies, in coordination with Trinity Health who shall serve as the primary contact for the shareholder group. I submit it for inclusion in the proxy statement for consideration and action by the 2005 annual meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution.

The Benedictine Sisters of Mt Angel is the beneficial owner of 1645 shares of Target stock. A letter verifying our ownership is enclosed. We have held the stock for over one year and plan to continue our holding through the 2005 annual meeting.

For matters relating to this resolution, please contact Catherine Rowan, 718.822.0820, the representative of the primary filer.

We look forward to discussing the issues addressed by this proposal at your earliest convenience.

Sincerely,

Sister Marietta Schindler OSB

Marietta Schindler, OSB
Treasurer

Encl. Verification of Ownership
Resolution

REPORT ON IMPLEMENTATION OF RETAIL POLICIES

WHEREAS:

A statement to Congress by the American Medical Association, the American Academy of Pediatrics, and other organizations expressed the consensus of the public health community with respect to the impact of entertainment violence on children: "Children exposed to violent programming at a young age have a higher tendency for violent and aggressive behavior later in life than children who are not so exposed." *(Joint Statement on the Impact of Entertainment Violence on Children, Congressional Public Health Summit, July 2000);*

"The overwhelming trend in the research to date indicates that there are three major effects of exposure to violence in media: increased aggression and violent behavior; the 'mean world' syndrome, the concept that media inflates the prevalence of violence in the world and makes kids afraid; and desensitization towards violence." *(Dr. Michael Rich, American Academy of Pediatrics, presentation at Federal Trade Commission workshop on Marketing Violent Entertainment to Children, October 2003);*

"Video games, by virtue of being immersive, interactive, and enhanced with sensorimotor activity...may have an even more powerful influence on violent attitudes and behaviors." *(Dr. Rich, American Academy of Pediatrics, testimony to Chicago City Council, October 30, 2000);*

A study of over 600 adolescents found that adolescents who exposed themselves to greater amounts of video game violence were more hostile, were more likely to be involved in physical fights and performed more poorly in school. *(Gentile et.al., Journal of Adolescence, 27 (2004);*

The Entertainment Software Rating Board has developed a rating system for computer games that includes a rating symbol that indicates age-appropriateness (e.g., "AO" for adults only, "M" or "Mature" for 17 and older, "T" or "Teen" for 13 and older), and content descriptors that describe elements in a game's content that influenced its rating;

A Federal Trade Commission "Mystery Shopper" survey found that 69% of unaccompanied minors were able to purchase Mature-rated video games in stores. *(Federal Trade Commission, October 2003)*

A New York City Council Investigation Division report found that "minors were able to purchase Mature-rated video games at 34 of the 35 stores visited... A young person can walk into almost any store selling video games in New York City and purchase games that encourage and reward them for performing acts of violence and brutality that include beating women, shooting cops and committing racially motivated acts of violence." The report concluded: "retailers must make a real commitment to keeping video games with graphic violence or strong sexual content out of the hands of children. *(Parents Beware: Retail stores ignore video game ratings, New York City Council Committee on Oversight and Investigations, December 2003);*

RESOLVED: Shareholders request that, in view of the New York City Council report, the Board of Directors report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens.



J.A. GLYNN
TRUSTED SINCE 1945
JAG ADVISORS

Securities Dealer
Registered Investment Advisor

J. A. Glynn & Co.
Member NASD/SIPC

October 21, 2004

Sister Marietta Schindler, OSB
Benedictine Sisters Mount Angel, Oregon
840 S. Main Street
Mount Angel, OR 97362

Dear Sister Marietta:

Please use this letter for verification of the fact that the Benedictine Sisters of Mount Angel, Oregon, a not-for-profit corporation in Mount Angel, Oregon, owns a total of 1,645 shares of Target Corporation common stock. These shares have been owned for more than one year. The Benedictine Sisters of Mount Angel, Oregon, will continue to hold this investment for a period of time, at least through the date of the next annual shareholders' meeting.

J.A. Glynn has the above shares on deposit with the Depository Trust Company in the Nominee Name of Cede & Co. for the benefit of the Benedictine Sisters of Mount Angel, Oregon.

Should you have any questions regarding ownership of this security, please direct your inquiries to J.A. Glynn.

Sincerely,

Michael P. Walsh
Vice President

9841 Clayton Road
St. Louis, MO 63124
314-997-1277
800-966-4596
fax 314-997-7307

www.jaglynn.com


School Sisters of Notre Dame
Milwaukee Province

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 782-9850 ext. 723 Fax: (262) 207-0051
www.ssnd-milw.org

December 8, 2004

Mr. Robert J. Ulrich
Chief Executive Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403-2367

Dear Mr. Robert J. Ulrich:

I am writing you on behalf of the Milwaukee Province of the School Sisters of Notre Dame, an international religious congregation committed to promoting education, human rights and human dignity in all aspects of ministry and life. Globally there are over 4,600 School Sisters of Notre Dame in some 30 countries across 5 continents. The Milwaukee Province of the School Sisters of Notre Dame includes over 500 sisters who live and work primarily in Wisconsin and surrounding states.

The School Sisters of Notre Dame - Milwaukee Province are the owners of 3,950 shares of Target Corp. stock and have held shares in Target Corp. with a market value in excess of $2,000 since November 9, 1999. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution being submitted by Trinity Health for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

Cc: Cathy Rowan
ICCR
Fr. Mike Crosby

TRANSFORMING THE WORLD THROUGH EDUCATION

REPORT ON IMPLEMENTATION OF RETAIL POLICIES

WHEREAS:

A statement to Congress by the American Medical Association, the American Academy of Pediatrics, and other organizations expressed the consensus of the public health community with respect to the impact of entertainment violence on children: "Children exposed to violent programming at a young age have a higher tendency for violent and aggressive behavior later in life than children who are not so exposed." *(Joint Statement on the Impact of Entertainment Violence on Children, Congressional Public Health Summit, July 2000);*

"The overwhelming trend in the research to date indicates that there are three major effects of exposure to violence in media: increased aggression and violent behavior; the 'mean world' syndrome, the concept that media inflates the prevalence of violence in the world and makes kids afraid; and desensitization towards violence." *(Dr. Michael Rich, American Academy of Pediatrics, presentation at Federal Trade Commission workshop on Marketing Violent Entertainment to Children, October 2003);*

"Video games, by virtue of being immersive, interactive, and enhanced with sensorimotor activity...may have an even more powerful influence on violent attitudes and behaviors." *(Dr. Rich, American Academy of Pediatrics, testimony to Chicago City Council, October 30, 2000);*

A study of over 600 adolescents found that adolescents who exposed themselves to greater amounts of video game violence were more hostile, were more likely to be involved in physical fights and performed more poorly in school. *(Gentile et.al., Journal of Adolescence, 27 (2004);*

The Entertainment Software Rating Board has developed a rating system for computer games that includes a rating symbol that indicates age-appropriateness (e.g., "AO" for adults only, "M" or "Mature" for 17 and older, "T" or "Teen" for 13 and older), and content descriptors that describe elements in a game's content that influenced its rating;

A Federal Trade Commission "Mystery Shopper" survey found that 69% of unaccompanied minors were able to purchase Mature-rated video games in stores. *(Federal Trade Commission, October 2003)*

A New York City Council Investigation Division report found that "minors were able to purchase Mature-rated video games at 34 of the 35 stores visited... A young person can walk into almost any store selling video games in New York City and purchase games that encourage and reward them for performing acts of violence and brutality that include beating women, shooting cops and committing racially motivated acts of violence." The report concluded: "retailers must make a real commitment to keeping video games with graphic violence or strong sexual content out of the hands of children. *(Parents Beware: Retail stores ignore video game ratings, New York City Council Committee on Oversight and Investigations, December 2003);*

RESOLVED: Shareholders request that, in view of the New York City Council report, the Board of Directors report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens.

BANK ONE.

PRIVATE CLIENT SERVICES

Mail Code WI1-2053
P.O. Box 1308
Milwaukee, WI 53201-1308
414 765 2800 TEL
414 765 2661 FAX

December 6, 2004

Sister Janet Senderak, SSND
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

RE: Corporate Responsibility

Dear Sister Janet:

This letter is written as a statement that Bank One Trust Company, N.A. is acting in the capacity of investment advisor and a recordholder of Target Corp. for the School Sisters of Notre Dame headquartered in Elm Grove, Wisconsin. The shares are held at Depository Trust Company under nominee name Cede & Co.

As of this date, the School Sisters of Notre Dame have an investment position in Target Corp. of 3,950 shares, have continuously held shares of Target Corp. since November 9, 1999 with a market value in excess of $2,000.

If there are any questions concerning this ownership, please feel free to contact me at 414-977-2040.

Very truly yours,



Robert L. Hanley
Fiduciary Executive

RLH:pl


TARGET

612/696-6438
612/696-6432 (fax)
email: jeffrey.proulx@target.com

Jeffrey A. Proulx
Senior Counsel

February 14, 2005

By Fax: 202/942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Attention: Heather Maples

Re: ***Shareholder Proposal submitted by Trinity Health, School Sisters of Notre Dame, Benedictine Sisters of Mount Angel, Oregon, Sisters of Saint Joseph, Philadelphia and Idaho Corporation of Benedictine Sisters (each, individually, a "Proponent" and collectively, the "Proponents")***

Dear Ms. Maples:

Each of the Proponents has withdrawn the shareholder proposal it submitted to us concerning a request for a report regarding the sale of M-rated video games. A copy of each Proponent's withdrawal letter is attached. Since the proposal has been withdrawn by each Proponent, Target Corporation is hereby withdrawing its request for a no-action letter applicable to all Proponents.

Thank you for your assistance. Please contact me if you require anything further related to this matter.

Very truly yours,

Jeffrey A. Proulx
Senior Counsel



Catherine Rowan
Corporate Responsibility Consultant

February 4, 2005

Tim Baer
General Counsel and Vice President
Target Stores
Mail Stop 1A-X
PO Box 9350
Minneapolis, MN 55440-9350

Sent via facsimile to 612-696-6909

Dear Tim,

In consideration of the actions of Target's Board of Directors in response to the shareholder proposal regarding the sale of Mature rated video games to children under 17 years of age submitted on behalf of Trinity Health, I do hereby withdraw the proposal.

As we discussed in our conference call today, we are pleased that the Board has taken this step in preventing minors from purchasing M-rated games. We wait to hear your follow-up to our suggestions regarding video games on the Target web site, and monitoring compliance with Target's policies, as well as receiving information regarding the percentage of M-rated games sold as compared with all Target video games sales. We look forward to ongoing dialogue with you in the future on this issue of common concern.

Sincerely,

Cathy

Catherine Rowan
Corporate Social Responsibility Consultant, representing Trinity Health

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net



Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 782-9850 ext. 723 Fax: (262) 207-0051
www.ssnd-milw.org

February 8, 2005

Mr. Tim Baer
General Counsel and Vice President
Target Stores
Mail Stop 1A-X
PO Box 9350
Minneapolis, MN 55440-9350

Sent via facsimile to 612-696-6909

Dear Mr. Baer:

In consideration of the actions of Target's Board of Directors in response to the shareholder proposal regarding the sale of Mature rated video games to children under 17 years of age submitted on behalf of Trinity Health, on behalf of the School Sisters of Notre Dame – Milwaukee Province I do hereby withdraw our co-filing of the proposal.

Per the conference call, we are pleased that the Board has taken this step in preventing minors from purchasing M-rated games. We wait to hear your follow-up to our suggestions regarding video games on the Target web site, and monitoring compliance with Target's policies, as well as receiving information regarding the percentage of M-rated games sold as compared with all Target video games sales. We look forward to ongoing dialogue with you in the future on this issue of common concern.

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

TRANSFORMING THE WORLD THROUGH EDUCATION



Benedictine Sisters

Queen of Angels Monastery
Est. 1882

840 South Main Street
Mt. Angel, Oregon 97362-9527
Phone (503) 845-6141
FAX (503) 845-6585

February 4, 2005

Tim Baer
General Counsel and Vice President
Target Stores
Mail Stop 1A-X
PO Box 9350
Minneapolis, MN 55440-9350

Dear Tim,

In consideration of the actions of Target's Board of Directors in response to the shareholder proposal regarding the sale of Mature rated video games to children under 17 years of age submitted on behalf of Benedictine Sisters of Mt. Angel I do hereby withdraw the proposal.

As we discussed in our conference call today, we are pleased that the Board has taken this step in preventing minors from purchasing M-rated games. We wait to hear your follow-up to our suggestions regarding video games on the Target web site, and monitoring compliance with Target's policies, as well as receiving information regarding the percentage of M-rated games sold as compared with all Target video games sales. We look forward to ongoing dialogue with you in the future on this issue of common concern.

Sincerely,

Sister Marietta Schindler

Sister Marietta Schindler
Treasurer

To D. Donlin

Sisters of Saint Joseph
9701 Germantown Avenue
Philadelphia, PA 19118

February 7, 2005

Tim Baer
General Counsel and Vice President
Target Stores
Mail Stop 1A-X
PO Box 9350
Minneapolis, MN 55440-9350

Sent via facsimile to 612-696-6909

Dear Mr. Baer,

In consideration of the actions of Target's Board of Directors in response to the shareholder proposal regarding the sale of mature rated video games to children under 17 years of age filed by Trinity Health and co-filed by the Sisters of Saint Joseph, Philadelphia, we do hereby withdraw the proposal.

We are pleased that the Board has taken a step in preventing minors from purchasing M-rated games. We look forward to hearing your follow-up to our suggestions regarding video games on the Target web site, and monitoring compliance with Target's policies, as well as receiving information regarding the percentage of M-rated games sold as compared with all Target video games sales.

We look forward to ongoing dialogue with you in the future on this issue of common concern.

Sincerely,



Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia

Dave Dorli
Jeff Crowley



Monastery of St. Gertrude

Idaho Corporation of Benedictine Sisters

February 4, 2005

Tim Baer
General Counsel and Vice President
Target Stores
Mail Stop 1A-X
PO Box 9350
Minneapolis, MN 55440-9350

Sent via facsimile to 612-696-6909

Dear Tim,

In consideration of the actions of Target's Board of Directors in response to the shareholder proposal regarding the sale of Mature rated video games to children under 17 years of age submitted on behalf of [insert your community name] I do hereby withdraw the proposal.

As we discussed in our conference call today, we are pleased that the Board has taken this step in preventing minors from purchasing M-rated games. We wait to hear your follow-up to our suggestions regarding video games on the Target web site, and monitoring compliance with Target's policies, as well as receiving information regarding the percentage of M-rated games sold as compared with all Target video games sales. We look forward to ongoing dialogue with you in the future on this issue of common concern.

Sincerely,

Sister Mary Geis

Sister Mary Geis
Treasurer

Mailing Address: HC 3 Box 121, Cottonwood, Idaho 83522—9408
Shipping Address: Keuterville Road, Cottonwood, Idaho 83522
Telephone: (208) 962-3224
FAX Line: (208) 962-7212

TOTAL P.06